SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Landos Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

515069 102

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  515069 102

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,869,915
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,869,915
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,869,915
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No.  515069 102

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,869,915
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,869,915
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,869,915
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.  515069 102

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,299,751
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,299,751
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,299,751
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.  515069 102

1.	Names of Reporting Persons. Perceptive Xontogeny Venture Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,799,564
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,799,564
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,799,564
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.  515069 102

1.	Names of Reporting Persons. PX Venture (A), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,770,600
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,770,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 2, further amends and supplements the Schedule 13D of Perceptive Advisors, LLC that was filed jointly on February 18, 2021 with the other reporting persons thereto, as amended by Amendment No. 1 filed on April 6, 2021.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and supplemented as follows:

(a)

This Schedule 13D/A is being filed by Perceptive Advisors LLC (“Perceptive Advisors”), Joseph Edelman (“Mr. Edelman”), Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”), Perceptive Xontogeny Venture Fund, L.P. (“Perceptive Xontogeny”), and PX Venture (A), LLC (“PX Venture” and together with Perceptive Advisors, Mr. Edelman, the Master Fund, and Percetive Xontogeny, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Xontogeny Ventures GP, LLC (“GP”) is the general partner of Perceptive Xontogeny. Perceptive Ventures Advisors, L.P. is the manager of PX Venture, and Perceptive Xontogeny Venture GP, LLC (“PX GP”) is the general partner of Perceptive Venture Advisors, L.P. Perceptive Advisors serves as the investment advisor to the Master Fund and PX Venture, and Mr. Edelman is the managing member of Perceptive Advisors, GP and PX GP. The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of the Master Fund, Perceptive Xontogeny and PX Venture is to invest in securities. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors.

(f)

Perceptive Advisors is a Delaware limited liability company. Mr. Edelman is a United States citizen. The Master Fund is a Cayman Islands corporation. Perceptive Xontogeny is a Delaware limited partnership. PX Venture is a Delaware limited liability company.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons acquired the shares of Common Stock set forth on this Schedule 13D and hold their shares of Common Stock for investment purposes. Christopher Garabedian and Fred Callori serve as members of the Issuer’s board of directors. Mr. Garabedian is the Chairman and Chief Executive Officer of Xontogeny. Mr. Callori is Senior Vice President at Xontogeny, LLC, and a partner in the Perceptive Xontogeny Venture Funds.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

A stockholder who purports to be acting also on behalf of other potential investors has approached Perceptive Advisors LLC (“Perceptive”) with offers to purchase some or all of its Shares of Common Stock in a transaction that included other conditions involving the Issuer, which presumably would require the cooperation of the Issuer. Perceptive has considered these offers in a manner consistent with its fiduciary duties to its own investors, and has rejected them, although discussions are ongoing. Perceptive remains open to the possibility of selling all of its shares of Common Stock under the right circumstances and pursuant to terms it deems acceptable.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based on 40,254,890 outstanding shares of Common Stock as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A is incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 3	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2022

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE XONTOGENY VENTURE FUND, L.P.

By:	Perceptive Xontogeny Ventures GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PX Venture (A), LLC

By:	Perceptive Venture Advisors, L.P.

By:	Perceptive Xontogeny Venture GP, LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member